Exhibit 12.1

HCA Inc.

Ratio of Earnings to Fixed Charges

Quarter Ended March 31, 2007

	Thousands	Millions
	2007	2007
Earnings:
Income before minority interests and income taxes	$368,917	$369

Fixed Charges, exclusive of capitalized interest	591,228	591

	$960,145	$960

Fixed Charges:
Interest charged to expense	$557,212	$557

Interest factor on rental expense	33,997	34

Amortization of deferred loan costs and capitalized interest	19	—

	591,228	591

Interest capitalized	12,228	12

	$603,456	$603

Ratio of earnings to fixed charges	1.59	1.59